United States Securities and Exchange Commission
Attn:  Lisa Haynes
100 F Street, N.E.
Washington, D.C. 20549-7010

October 11, 2007

RE:           Form 10-K for the fiscal year ended  December 31, 2006
Form 10-K/A for the fiscal year ended  December 31, 2006
Form 10-QSB for the quarter ended March 31, 2007
Form 10-QSB for the quarter ended June 30, 2007
File No. 000-50842

Dear Ms. Haynes,

Thank you for your letter dated September 28, 2007 regarding the above filings.  We appreciate your comments, and want to ensure that we comply with all applicable disclosure requirements and enhancement of overall disclosures.  We will also be as detailed as necessary in providing the information you have requested so you may better understand our disclosures.

We are in the process of changing our independent auditors to a local firm, however due to negative cash flows and the fact that certain investors filed Chapter 7 “Involuntary Bankruptcy” against the company, we have been unable to amend our 12/31/06 report in response to your comments #5, #15 and #2, and to issue an 8-k for the change in independent auditors.  As these items directly correlate to your most recent letter dated September 28, 2007, we respectively request an additional 30 days to provide our response.  We will present in a correspondence file the responses and what any revisions will look like, except for cases where you have requested an amendment.

We appreciate your patience in these matters and if you have any additional questions, or comments please feel free to call me at 866-765-4940.

  Sincerely,

Darren Miles, Chief Financial Officer
Earth Biofuels, Inc.